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                                                                 EXHIBIT 4(b)(2)

                                    DEBENTURE

          Made and executed this _____ day of ___________ 2003

WHEREAS Tecnomatix Technologies Ltd., Company No. 52-003843-1 (hereinafter the "PLEDGOR"), has received or may receive, from time to time, from Bank Hapoalim B.M. (hereinafter the "BANK") credit, documentary credit, various loans, overdraft facilities in a current account, in a debitory account or other account, letters of indemnity and guarantees for the Pledgor or for others at the request of the Pledgor, grants of extensions and various banking facilities and/or guarantees of the Pledgor to guarantee third party debts in favor of the Bank, and various banking services including fees and expenses in respect of which the Pledgor will be charged by the Bank according to the terms of such services (hereinafter collectively and/or individually, the "BANKING SERVICES"), upon terms agreed and/or to be agreed from time to time with respect to each such Banking Service, and

WHEREAS Tecnomatix Ltd., Company No. 51-086716-1 (hereinafter the "GUARANTIED PARTY"), has received and/or may receive from time to time from the Bank, Banking Services guaranteed by the Pledgor.

THEREFORE, it is agreed that the Pledgor shall secure the repayment of the various amounts of money which the Pledgor and/or the Guarantied Party may owe and/or may be liable for to the Bank in connection with the granting of the Banking Services and/or in connection with other charges, all in accordance with the terms hereinafter contained.

NATURE OF THE DEBENTURE

1. This Debenture has been made to secure the full and punctual payment of all the sums due and to become due to the Bank from the Pledgor and/or the Guarantied Party in connection with the granting of Banking Services to the Pledgor and/or the Guarantied Party by the Bank, whether from the Pledgor and/or from the Guarantied Party only and/or together with others, whether pledged by the Pledgor and/or the Guarantied Party and/or to be pledged by them, as a debtor, and/or as a guarantor and/or as an assignee and/or otherwise, which are payable prior to the realisation of the collateral security to which this Debenture is applicable or subsequent thereto, whether due absolutely or contingently, directly or indirectly, UNLIMITED IN AMOUNT, together with interest, commissions, charges, fees and reasonable expenses, including costs of realising the collateral security, legal fees, insurance, stamp duty and any other payments arising from this Debenture and together with any linkage differential due and becoming due from the Pledgor and/or the Guarantied Party to the Bank in any manner whatsoever in respect of linked principal and interest and any other linked sum (all the foregoing sums being jointly and severally hereinafter referred to as the "SECURED SUMS").

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THE CHARGE

2. As collateral security for the full and punctual payment of all of the Secured Sums, the Pledgor hereby charges to the Bank and its Permitted Assignees as defined in Section 30 below, by way of a first ranking floating charge, the assets and the profits and benefits derived therefrom as set out below (hereinafter the "ASSETS SUBJECT TO A FLOATING CHARGE"):

       (a) All the assets, monies, property and rights of any kind whatsoever without exception, whether now or hereafter at any time in the future owned by or in the possession of the Pledgor in any manner or way whatsoever.

       (b) All the current assets, without exception, now or hereafter at any time in the future owned by or in the possession of the Pledgor in any manner or way whatsoever, the expression "current assets" meaning all assets, monies, property and rights of any kind and with the exception of land, buildings and fixtures;

       (c) All the fixed assets now or hereafter at any time in the future owned by or in possession of the Pledgor in any manner or way whatsoever, the expression "fixed assets" to include, inter alia, land, buildings and fixtures;

       (d) All the securities and other documents or instruments owned by the Pledgor and/or which the Pledgor is entitled to give instructions to sell that are now and at any time in the future held by the Bank and/or by others in favour of the Bank and/or any rights in respect thereof;

       (e) All rights in land and/or all contractual rights under agreements between the Pledgor and the Israel Lands Administration and/or the Israel Development Authority and/or the Jewish National Fund (Keren Kayemeth Le-Israel) and/or any other parties, now and hereafter existing at any time whatsoever.

3. As further collateral security for the full and punctual payment of all of the Secured Sums, the Pledgor hereby pledges and charges to the Bank and its Permitted Assignees by way of a first ranking pledge and charge, its unpaid in capital and goodwill, as presently and in the future at any time existing (hereinafter the "CHARGED ASSETS").

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4.   As further collateral security for the full and punctual payment of all the
     Secured Sums, the Pledgor hereby pledges and charges to the Bank all such securities, documents and instruments, bills drawn or made by others, which the Pledgor has delivered or may deliver to the Bank from time to time whether for collection, safekeeping or otherwise (hereinafter the "CHARGED DOCUMENTS"), and upon the delivery thereof they shall be and be deemed pledged and charged to the Bank by way of a first ranking fixed charge pursuant to the terms of this Debenture the provisions of which, mutatis mutandis, shall apply to the charge and pledge thereof. The Bank shall not be obligated to take any action whatsoever in relation to the Charged Documents and shall not be liable for any loss or damage which may be caused by any such non-action, and the Pledgor undertakes to indemnify the Bank in any event that the Bank is sued for any such loss or damage by others and waives in advance all claims of expiration of the statute of limitations relating to Charges Documents.

5. The Assets Subject to a Floating Charge, the Charged Assets and the Charged Documents shall be hereinafter called the "CHARGED PROPERTY".

     The pledge and charge created by operation of this Debenture shall apply to all and any rights to compensation or indemnity which may accrue to the Pledgor by reason of the loss of, damage to or appropriation of the Charged Property.

DECLARATIONS OF THE PLEDGOR

6. The Pledgor hereby declares, as of the date of the execution of this Debenture, as follows:

     (a) That the Charged Property is not charged, pledged or attached in favour of any other persons or parties;

     (b) That the Charged Property, in its entirety as of the date of the execution of this Debenture, is owned and in the sole possession of the Pledgor or in the possession and/or under the control of the Bank;

     (c) That there is no restriction or condition of law or any agreement existing or applicable to the transfer of the Charged Property or the ability of the Pledgor to charge the Charged Property, except as follows:

          (1) Restrictions on transferring contractual rights of the Pledgor according to agreements with third parties;

          (2) Restrictions on transfer and/or of use of the Charged Property according to the Law for the Encouragement of Research and Industrial Development, 1984, and its regulations and rules, relating to approval letters from the Manager of Research and Industrial Development, including the MAGNET program.

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          (3)  Restrictions pursuant to the provisions of the Law for
               Encouragement of Investment of Capital, 1959, its rules and regulations, relating to approval letters from the Investment Center.

          (4) Restrictions on transferring property according to the Cooperation and Project Financing Agreement dated January 28, 2002 between the Pledgor, Tecnomatix Unicam, Inc. (a wholly owned subsidiary of the Pledgor) and The Israel United States Binational Research and Development Foundation.

     (d)  That it is entitled to pledge the Charged Property subject to Section
          (c).

     (e) That no assignment of rights or other transaction has occurred that materially derogated from the value of the Charged Property in relation to its value as of the date of the execution of this Debenture, other than transactions occurring in the ordinary course of business of the Pledgor.

COVENANTS OF THE PLEDGOR

7.   The Pledgor hereby covenants as follows:

     (a) To maintain the Charged Property in a reasonable manner as required pursuant to the usual business practices of the Pledgor.

     (b) To use and deal with the Charged Property with reasonable care in the ordinary course of the Pledgor's business and to notify the Bank of any case of disrepair, damage, loss, fault or defect affecting a material portion thereof or that may materially adversely affect its value. In the event that the remedy of any such damage, disrepair, fault or defect is reasonable under the circumstances, to remedy within a reasonable time any such disrepair, damage, fault or defect affecting the Charged Property due to use or for any other reason, and to be liable towards the Bank for any disrepair, damage, fault or defect as aforesaid which is not so remedied.

     (c) To allow any representative of the Bank, subject to Pledgor's advance approval, to inspect and examine the condition of the Charged Property wherever the Charged Property may be situated.

     (d) To provide the Bank, at its first request and at the Pledgor's expense, with an up-to-date appraisal by a real estate appraiser and/or equipment appraiser, as the case may be, of the worth of the assets detailed in Section 2.c and/or 2.e. and comprising security to the Bank (such request may be made to the Pledgor from time to time but only upon the passage of two years or more from the later of the date of the previous request of the Bank or the date of this Debenture). In the event of the Pledgor does not fulfill the request of the Bank, as aforesaid, the Bank will be entitled to effect an appraisal of its own, and the expenses in this connection will be applied to the Pledgor and be paid by it, as stated in Section 32.

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     (e)  Subject to the above, upon the first request of the Bank, to present to the Bank or anyone on its behalf, the Charged Assets and/or Charged Documents. If the Pledgor refuses to fulfill the requirements of this section 7(e), the Bank will be entitled, without need of the agreement of the Pledgor, to remove from the Pledgor's possession the Charged Assets and/or the Charged Documents and keep them and/or to present them to anyone on its behalf on account of the Pledgor. It should be clarified that the Bank will be entitled to request delivery of the Charged Property as aforesaid only in the event that the Pledgor did not timely fulfill its obligations to the Bank as detailed in the Debenture, and the Pledgor did not remedy such breach within 14 days from the date of receiving a written inquiry from the Bank indicating the breach;

     (f) Not to sell, dispose of, hire out, let, lease or transfer any of the Charged Assets and not to allow any person to do any of the foregoing acts, without the prior written consent of the Bank, which consent shall not be unreasonably withheld;

     (g) Not to sell, dispose of, hire out, let, lease, transfer, surrender, relinquish or waive, in whole or in part, any present or future asset, claim or right of the Pledgor which is part of the Charged Property, save for transactions in relation to Charged Property in the ordinary course of the Pledgor's business, without receiving the prior written consent of the Bank;

     (h) To immediately notify the Bank upon the attachment of any of the Charged Property, provided that the value of the Charged Property so attached is equal to at least $500,000 in respect of a debt that is no less than $500,000, to immediately notify the party so attaching of the Pledge to the Bank and to take, with no delay and on the account of the Pledgor, all reasonable steps under the circumstances, necessary to remove the attachment;

     (i) Not to charge or pledge in any manner or way the Charged Property by conferring any rights ranking pari passu, prior to or deferred to the rights of the Bank without receiving the prior written consent of the Bank;

     (j) To be liable towards the Bank for any defect in the Pledgor's title to the Charged Property which deviates from the truthfulness of the declarations in Section 6, the validity of our signatures on the notes, documents and securities presented and/or to be presented to the Bank as security, except for anything in respect of third parties;

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     (k)  To pay when due all taxes and compulsory payments levied against the
          Charged Property and/or the income accruing therefrom under any law and to furnish the Bank, at its request, with all the receipts for such payments. If the Pledgor fails to make such payments when due, the Bank may, upon giving the Pledgor 30 days prior written notice, pay the same for the account of the Pledgor and debit the Pledgor for the payment thereof coupled with expenses and Interest at the Maximum Rate. Such payments shall be secured by this Debenture.

     (l) To keep books of account according to law and to allow the Bank to check the books. The Pledgor undertakes to assist the Bank or its representatives and furnish them within 14 days following their first demand, with quarterly and annual financial statements, card index, books, proofs and references or any other documents that are in the Pledgor's possession, and, as the Bank may request, as well as with all other information in the Pledgor's possession which the Bank or its representatives may request, including explanations in respect of the status of the Pledgor's finances, operations and/or business;

     (m) For so long as the Pledgor has not yet paid to the Bank the sums due to the Bank from it, in respect of the Secured Sums, not to make any loans to the Pledgor's shareholders nor repay to any of the Pledgor's shareholders, any existing or future loans, without the prior written consent of the Bank, other than repayment or repurchase by the Pledgor of the Pledgor's convertible notes first issued in August 1997;

     (n) That no Structural Change with respect to the Pledgor will occur without the prior written consent of the Bank;

     (o) Not to institute any proceedings whatsoever in respect of the Secured Sums, which would have an adverse effect on the ability of the Bank to realise the property hereby charged.

8. The Pledgor undertakes to notify the Bank forthwith upon the Pledgor becoming aware of:

     (a) any claim of right in any collateral security given to the Bank to which this Debenture is applicable and/or of any enforcement or other realization proceedings where the value of the security is at least $500,000;

     (b)  any of the events enumerated in Section 18 hereof;

     (c) any material reduction in the value of any collateral security granted or which may be granted by the Pledgor to the Bank;

     (d) any application filed for the winding-up of the Pledgor or for the appointment of a receiver over the Pledgor's assets or any board of directors or shareholders resolution to effect a Structural Change in the Pledgor.

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     (e)  of any change of address.

INSURANCE

9. The Pledgor hereby undertakes to keep the Charged Property (other than the Charged Assets and Charged Documents) insured with an insurance company at all times for its full book value against the usual and customary risks on reasonable and acceptable terms for so long as such insurance is available at reasonable rates as agreed by the Bank, and to assign to the Bank an amount or amounts payable under the insurance policies up to the aggregate of the Secured Sums and to assign to the Bank all other rights deriving from the insurance policies as well as any receipts for payment of premiums.

10. Without derogating from the foregoing, and in addition thereto, the Pledgor hereby undertakes to give to the insurance company with which the Charged Property has been insured the following instructions:

     (a) To irrevocably establish the Bank as an additional beneficiary under all contracts of insurance and to include the Bank as a co-insured in the body of the insurance contracts, but without the Bank being liable for any premiums.

     (b) To pay the insurance proceeds in respect of the Charged Property directly to the Bank if and when each insurance company is liable to pay such proceeds in accordance with the contract of insurance or by operation of law, provided that the Bank has called the Secured Sums for immediate payment pursuant to Section 18. Notwithstanding the contents of this section, the Insurer will be entitled to transfer insurance payments directly to the Pledgor with no need for prior confirmation from the Bank in amounts not exceeding $100,000 per event.

     (c) To furnish the Bank with a copy of the insurance contract specifying the Bank as an additional beneficiary as mentioned above.

     All the foregoing shall not require any further consent of the Pledgor, the Pledgor's successors and/or assigns.

     It is agreed that the Bank will be entitled to transfer a copy of the insurance contract presented by the Pledgor, as aforesaid, to any professional entity (including any entity external to the Bank), at the sole discretion of the Bank, in order to review the insurance contract and its terms.

     The Pledgor warrants that it waives the duty of confidentiality which the Bank has towards it (if at all) and agrees not to approach the Bank or anyone on its behalf, with a request and/or claim, in respect of the transfer of the insurance contract to a professional entity as aforesaid.

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     The Pledgor will furnish the Bank with a certificate from the insurance company or companies containing an undertaking on its or their part not to set-off any of the insurance proceeds payable to the Bank with respect to the Charged Property, except for the unpaid balance of insurance premiums for insuring the Charged Property for the current year only, and if any insurance policy applies also to other property, in addition to the Charged Property, such certificate shall include the agreement of the insurance company to attribute the payments of premium received in connection with this insurance policy first of all on account of insurance premiums due on account of insuring the Charged Property and also to act in accordance with the foregoing instructions and to notify the Bank of any cancellation or termination of any such insurance contract at least 30 (thirty) days prior to such cancellation or termination, notwithstanding any provision to the contrary under the Insurance Contract Law, 5741-1981, such that such prior notice shall be a condition precedent to such cancellation or termination.

11. Without derogating from any rights of the Bank pursuant to this Debenture, including rights of the Bank pursuant to Section 18 below, in any of the following events, the Bank may, in its absolute discretion, insure the Charged Property in the name of the Bank and debit the account of the Pledgor for any insurance premiums and any other costs of insurance:

     (a) If the Charged Property is not insured by the Pledgor as set forth above;

     (b) If the Pledgor does not furnish the Bank within thirty (30) days from the date of signature of this Debenture with certificates of insurance in respect of the Charged Property on such conditions and for such period as set forth above;

     (c) If thirty (30) days prior to the expiration date of the insurance of the Charged Property, the Pledgor fails to furnish the Bank with certificates of insurance of the Charged Property on such conditions and for such period as set forth above;

     In the event of the insurance being effected by the Bank as above, the Bank shall not be liable for any defect or shortcoming which may come to light in connection with the insurance. Any amounts paid by way of insurance premiums and any other costs of insurance as aforesaid shall be secured by this Debenture.

12. In connection with the insurance of the Charged Property, in the event that the Bank has demanded immediate repayment of the Secured Sums in accordance with Section 18 below, the Pledgor hereby appoints the Bank as the Pledgor's sole representative and confers upon the Bank the exclusive right on behalf of the Pledgor, so long as this Debenture is still in effect, to conduct negotiations, file claims, agree to any settlements or compromises, to make waivers, accept monies from insurance companies and to apply the same towards the discharge of the Secured Sums. The above power of attorney is irrevocable since the rights of the Bank and the rights of a third party are dependent thereon, however, such power of attorney shall expire simultaneously with the cancellation or expiration of this Debenture. The Pledgor shall have no claims in connection with any settlements, compromises or waivers which the Bank may make with any such insurance companies.

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13.  All the rights of the Pledgor deriving from the insurance of the Charged
     Property, including rights under the Property Tax and Compensation Fund Law, 5721-1961, as in force at any relevant time and under any other law, whether or not assigned to the Bank as aforesaid, are hereby charged to the Bank by way of a first ranking fixed charge and pledge.

14. The Pledgor hereby undertakes to sign, within 14 days of the Bank's first demand, all documents and certificates required to implement the Pledgor's obligations under this heading. The Pledgor further undertakes not to cancel nor vary in any manner whatsoever any of the terms or the conditions of the insurance referred to above, without the prior written consent of the Bank.

INTEREST

15. (a) The Bank shall be entitled to calculate interest on the Secured Sums at such rate as has been or may be agreed upon from time to time between the Bank and the Pledgor and/or the Guarantied Party. Where no rate of interest has been agreed, the Bank may determine the rate of interest but not in excess of Interest at the Maximum Rate and give notice thereof to the Pledgor and/or the Guarantied Party. The Pledgor shall be liable to pay and shall be debited accordingly at the respective rate of interest as provided above and the Bank may compound the same with the respective amount of principal at the end of each quarter or such other longer period as determined by the Bank or as shall otherwise be determined by the Bank and the Pledgor in writing.

     (b) Whenever the payment of any amount of the Secured Sums is overdue, it shall bear default interest at the rate which has been agreed upon in the agreement for the provision of the Banking Services or as shall otherwise be determined by the Bank and the Pledgor in writing. Where no default interest rate has been determined, the Secured Sums shall bear Interest at the Maximum Rate.

     (c) In each event which allows the Bank the right to enforce its security according to this Debenture, the Bank will be entitled, from the date of its demand for immediate repayment pursuant to Section 18, to increase the rate of interest on the amounts secured up to the Maximum Rate.

REPAYMENT DATES

16. The Pledgor hereby undertakes to pay the Bank all and any of the Secured Sums promptly on the maturity dates prescribed or as otherwise agreed between the Pledgor and the Bank from time to time. It is clarified that the Pledgor will be obliged to pay the Secured Sums made available by the Bank to the Guarantied Party only pursuant to the terms of written agreements between the Pledgor and the Bank

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17.  (a)  The Bank is entitled not to accept repayment of the Secured Sums or any part of them before the date of maturity unless stated otherwise in a written agreement between the Bank and the Pledgor and the Pledgor will not be entitled to redeem any part or all of the Charged Property by repaying the Secured Sums and/or any part of them before the maturity date, other than if early payment is allowed according to the terms of a written agreement between the Bank and the Pledgor.

          Neither the Pledgor nor any person having a right liable to be affected by the pledges and charges hereby created or the realisation thereof shall have any right under Section 13(b) of the Pledges Law 5727-1967 or any other statutory provisions in substitution therefor.

     (b) Subject to the provisions of any law, in the event of a prepayment on account of the Secured Sums, no prepayment fees or any other payment with relation to the prepayment will be paid by the Pledgor, provided such prepayment is made on the interest "roll over" date.

18. Without derogating from the generality of the provisions of this Debenture, the Bank shall be entitled to demand the immediate payment of the Secured Sums and to debit any account of the Pledgor with the amount thereof in any one of the events enumerated below, in which case the Pledgor undertakes to pay the Bank all of the Secured Sums, and the Bank shall be entitled to take whatever steps it sees fit for the collection of the Secured Sums and in particular to crystallise the floating charge on the Charged Assets as provided in Section 24(a) hereof and to realise, at the Pledgor's expense, the collateral securities by any means allowed by law:

     (a) If the Pledgor commits a breach of or fails to perform any of the terms and conditions contained in this Debenture or if the Pledgor is in breach of any covenant or other obligations which the Pledgor has incurred or may incur towards the Bank or if it transpires that any declaration or statement made by the Pledgor in this Debenture or any other declaration in connection with the Secured Sums made heretofore or hereafter by the Pledgor to the Bank is false or inaccurate, provided that the Bank has given to the Pledgor prior written notice of thirty (30) days, with the right to cure any such breach, except in the event that the Bank finds, in its reasonable discretion, that grant of such a cure period will harm its interests under this Debenture or its ability to obtain repayment of the Secured Sums;

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     (b)  If the board of the Pledgor or its shareholder adopt a resolution which approves a Structural Change in the Pledgor or a shareholders resolution regarding voluntary liquidation is passed or a dissolution order is produced or a temporary liquidator is appointed for the Pledgor and in the event of issuance of such an order ex parte the order is not removed within thirty (30) days or if the Pledgor's name is deleted from any official register kept by law;

     (c) If a receiver is appointed or a receivership order is given over all or a substantial portion of the Pledgor's assets in an amount of at least $500,000, and such appointment or order, if given ex parte, is not revoked within thirty (30) days;

     (d) If an attachment or similar process of judgment enforcement is levied against a substantial portion of the Pledgor's assets in an amount of at least $500,000 or the debt with respect to which such attachment or judgment enforcement has been levied is in an amount of at least $500,000 and such attachment or similar process is not removed within thirty (30) days, unless the Pledgor took reasonable measures to remove the attachment.

     (e) If a change in control of the Pledgor and/or the Guarantied Party occurs in relation to the situation on the date of signing this Debenture. In this respect change of control shall mean: (a) in respect of the Pledgor - the date upon which any person who does not hold 5% or more of the issued and outstanding ordinary shares of the Pledgor as of the date of this Debenture (a "NEW SHAREHOLDER") (other than a shareholder that is a member of the Pledgor's board of directors as of such date or is a direct or indirect affiliate of any such director) acquires more than 30% of the Pledgor's issued and outstanding ordinary shares, provided that such event would not be a change of control if, at the time that a New Shareholder acquires 30% or more of the Pledgor's issued and outstanding ordinary shares, the aggregate amount of the Pledgor's issued and outstanding ordinary shares held by all persons that are either members of the Pledgor's board of directors at such time, were members of the Pledgor's board of directors as of the date of the Debenture or are entities affiliated directly or indirectly with any such persons, exceeds the number of the Pledgor's issued and outstanding ordinary shares then held by such New Shareholder; (b) in respect of the Guarantied Party - the date upon which the Pledgor ceases to hold, directly or indirectly, at least 90% of the shares of the Guarantied Party.

     (f) If the Pledgor ceases to pay any outstanding debts towards the Bank or to carry on business during 60 continuous days;

     (g) If work at the Pledgor's business ceases or is substantially curtailed for two months or more except if due to force majeure;

     (h) If the Bank reasonably believes that a material event has occurred which is liable to materially adversely affect the Pledgor's financial ability;

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     (i)  If the Pledgor defaults on the payment of any of the Secured Sums for more than fourteen (14) days;

     (j) If the Charged Property or any substantial part thereof valued at an amount of at least $500,000 is destroyed, consumed by fire or loses its value unless this property is insured in accordance with Section 9 or 10;

     (k)  Cancelled;

     (l)  Cancelled;

     (m) If, in the absolute discretion of the Bank and in its sole estimation, a material deterioration has occurred in the value of the collateral security for the payment of the Secured Sums and/or the ability of the guarantors to repay the securities on behalf of the Pledgor;

     (n) If as a result of a breach by the Pledgor (i.e., before the original date set for maturity) the Pledgor will be obligated to make early repayment of debts which the Pledgor owes and/or will owe to other creditors in an amount exceeding $500,000;

     (p) If any of the events enumerated in this clause occurs, mutatis mutandis, with reference to any guarantor liable for payment of the Secured Sums provided;

     (q) If the Pledgor is in breach of its undertaking to furnish the Bank with balance sheets, financial statements, account books and other documents related to its financial situation within thirty (30) days of a request by the Bank to supply such documents.

RIGHTS OF THE BANK

19. (a) The Bank shall have the right of possession, lien, set-off and charge over any amounts, assets and rights including securities, coins, gold, banknotes, documents in respect of goods, insurance policies, Bills, assignments of rights, deposits, collaterals and their countervalue, in the possession of or under the control of the Bank at any time for or on behalf of the Pledgor, including such as have been delivered for collection, as security, for safe-keeping or otherwise. The Bank shall be entitled to retain the said assets until payment in full of the Secured Sums or to realise them by selling them and applying the countervalue thereof in whole or in part in payment of the Secured Sums.

          In the event that sums capable of being applied to the Secured Sums are deposited in a currency other than that of the Secured Sums, the Pledgor hereby gives to the Bank in advance irrevocable instructions and authority to convert such sums into the currency of the Secured Sums at a rate to be fixed by the Bank or at which it can acquire same and to apply the proceeds, after deduction of any taxes, charges or commissions to the Secured Sums.

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     (b)  Without derogating from the Bank's right of lien in accordance with sub-clause 19(a) above, the Bank may at any time, but shall not be obliged:

          (i) To apply to any amounts owed by the Pledgor on account of the Secured Sums, any amounts owed to the Pledgor by the Bank in any account in Israeli currency or in foreign currency or in any manner or for any reason, even before the maturity of the amounts owed to the Pledgor by the Bank as aforesaid which are to be applied but where deposits in savings schemes are to be applied, they shall not be applied prior to the date the Pledgor could have required early repayment of such deposits.

          (ii) To purchase for the Pledgor's account, any amount in foreign currency which may be required for payment of any of the Secured Sums or to sell any foreign currency standing to the Pledgor's credit at the Bank and to apply the proceeds to the payment of any of the Secured Sums.

          (iii) To debit any of the Pledgor's accounts with any of the Secured Sums. However, if the state of any account does not allow it to be debited by the Bank in order to effect final payment of any amount, the Bank may refrain from so doing, and if the Bank has acted accordingly, the Bank may reverse any such debit and treat any amount the debit of which was reversed as an unpaid amount on account of the Secured Sums and accordingly to take whatever action it sees fit pursuant to the provisions hereof.

          (iv) On any manner the Bank may effect set-off without any prior notice. However, in the following cases, the Bank may effect such set-off by giving the Pledgor 10 (ten) days' notice prior to effecting such set-off;

                (1)  In case of applying any amounts prior to their maturity.

                (2) In case of applying any time deposit which but for such set-off would have been automatically extended or renewed, so that certain rights or benefits would have accrued to the Pledgor.

                (3) Notwithstanding sub-clause (iv)(1) above, if the delay in effecting such application might be detrimental to the Bank or affect any of its rights, such application may be made immediately. Moreover, where notice has been sent to the Pledgor and in the course of the 10-day period an attachment order or notice of a receiving order for the Pledgor's assets is received or a similar event occurs, such application may be made immediately.

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     (c)  The Pledgor hereby declares that it is aware of the fact that in such cases where the Bank may use its rights of set-off prior to the maturity of any deposit of the Pledgor or any part thereof, the Pledgor's rights in connection with the relative deposit may be affected (for example in relating to interest rates, linkage differences, exchange differences, rights to bonuses or loans, tax exemptions or reductions and deductions at source, if according to the terms governing any such deposit the Pledgor had such rights). The Pledgor shall bear all the usual costs and charges resulting from making any such set-off.

     (d) Any purchase or sale under sub-clause 19(b)(ii) above, shall be effected at the rate of exchange prevailing at the Bank, out of the amounts in Israeli currency or foreign currency, as the case may be, standing to the Pledgor's credit at the Bank, or which may be obtained by realising collateral given or which may have been given by the Pledgor to the Bank.

          The term "the rate of exchange prevailing at the Bank" shall mean, with respect to any purchase of foreign currency for the Pledgor's account, the standard rate for cheques and transfers at which the Bank at any relevant time generally sells to its customers the relevant foreign currency against Israeli currency, in addition to any conversion charge, tax, levy, compulsory payments or any other similar payments; and with respect to any sale of foreign currency from the Pledgor's account, the standard rate for cheques and transfers at which the Bank at any relevant time generally purchases from its customers the relevant foreign currency against Israeli currency, after deducting any conversion charge, tax, levy, compulsory payments or any other similar payments.

20. The Bank may, with respect to any amounts overdue by the Pledgor at any time, debit any of the Pledgor's accounts with any sums howsoever due and becoming due from the Pledgor and apply any sums received from or for the Pledgor to whichever account it may see fit and to transfer any amount standing to the Pledgor's credit to any other account as it may see fit.

21. The Pledgor confirms that the Bank's books, accounts and entries shall be binding upon the Pledgor, shall be deemed to be correct and shall serve as prima facie evidence in all their particulars, including all reference to the computation of the Secured Sums, the particulars of the Bills, guarantees and other collateral securities and any other matter related hereto.

22. The Bank shall be entitled, in its sole discretion, to accept or refuse any instructions or notices given verbally, by telephone or by any other mode which is unreliable or not reduced to clear and legible writing. In the event that the Bank agrees to act on the Pledgor's and/or the Debtor's instructions not being an instruction in writing in the usual way, the Pledgor accepts all responsibility for any mistake, misunderstanding or discrepancy and for any damage, loss or breach which may be caused as a result of such instructions being so given excluding such mistakes or misunderstandings due to the Bank's negligence.

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23.  Without derogating from the other provisions contained in this Debenture, any waiver, extension, concession, acquiescence or forbearance (hereinafter: "WAIVER") on the Bank's part as to the non-performance, partial performance or incorrect performance of any of the Pledgor's obligations pursuant to this Debenture, such Waiver shall not be treated as a Waiver on the part of the Bank of any rights but as a limited consent given in respect of the specific instance. Any Waiver granted by the Bank to any party to any Bill held by the Bank as collateral for the Secured Sums shall in no way or manner affect any of the Pledgor's obligations.

24.
     (a) In the event that the Bank is entitled to demand an immediate prepayment of the Secured Sums under any of the events enumerated in
          Section 18 hereof, the Bank shall be entitled to notify the Pledgor of the crystallisation immediately or on a later date specified by the Bank of the floating charge over the Charged Property or any part thereof and to adopt all the measures it deems fit in order to recover the Secured Sums and realise all of its rights hereunder, including the realisation of the Charged Property, in whole or in part, and to apply the proceeds thereof to the Secured Sums without the Bank first being required to realise any other guarantees or collateral securities, if such be held by the Bank.

     (b) Should the Bank decide to realise securities, Bills and other negotiable instruments, then 10 days' advance notice regarding the steps that the Bank intends to take shall be deemed to be reasonable advance notice for the purpose of Section 19(b) of the Pledges Law, 5727-1967 or any other statutory provisions in substitution therefor.

     (c) The Bank may, as attorney-in-fact of the Pledgor, and for the purpose hereof, the Pledgor irrevocably appoints the Bank to be its attorney-in-fact, sell all or any of the Charged Property by public auction or otherwise, by itself or through others, for cash or instalments thereof or otherwise, at a price and on such terms as the Bank in its absolute discretion shall deem fit, and likewise the Bank may of its own accord or through the court or an execution office, realise the Charged Property or any other property, inter alia, by appointing a receiver or receiver and manager on behalf of the Bank, who shall be empowered, inter alia:

          (1) To accept into its possession all or any part of the Charged Property.

          (2) To carry on or to participate in the management of the business of the Pledgor, as they see fit.

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          (3)  To sell or agree to the sale of the Charged Property, in whole or in part, to dispose of same or agree to dispose of same in such other manner on such terms as they deem fit.

          (4) To make such other arrangement regarding the Charged Property or any part thereof as they deem fit.

     (d) All income to be received by the receiver or the receiver and manager from the Charged Property as well as any proceeds to be received by the Bank and/or by the receiver or receiver and manager from the sale of the Charged Property or any part thereof shall be applied in the following order:

          (1) for the discharge of all the costs and expenses incurred and which may be incurred in connection with the collection of the Secured Sums, including the costs and remuneration of the receiver or the receiver and manager in such amount as shall be prescribed by the Bank or approved by the court or the execution office.

          (2) For the discharge of the Secured Sums becoming due to the Bank by reason of any terms of linkage or on account of interest, damages, commissions, fees, charges and expenses due and becoming due to the Bank pursuant to this Debenture.

          (3)  For the discharge of the principal amount of the Secured Sums.

25. Should the payment date of the Secured Sums or any part thereof not yet have occurred at the time of the sale of the Charged Property, or the Secured Sums be due to the Bank contingently only, then the Bank shall be entitled to recover out of the proceeds of the sale an amount sufficient to cover the Secured Sums and the amount so recovered and yet to be appropriated to the discharge of the amounts mentioned in Clause 24(d) above shall be charged to the Bank as security for, and be held by the Bank until the discharge in full of, the Secured Sums.

NATURE OF THE COLLATERAL SECURITY

26. The collateral securities that have been or may be given to the Bank under this Debenture shall be continuing and shall remain in force until the Bank certifies in writing that this Debenture is null and void. Upon the Pledgor's request, the Bank shall provide the Pledgor with such certification within 7 days and upon the full payment of the Secured Sums.

27. All collateral securities and guarantees that have been or may be given to the Bank for payment of the Secured Sums shall be independent of one another.

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28.  If the Bank will compromise, grant an extension or relief to the Pledgor and/or the Guarantied Party, the Bank will change part of the obligations of the Pledgor and/or the Guarantied Party regarding the Secured Sums, release or relinquish other guarantees or securities - this will not change the essence of the security that this Debenture relies on and all security and obligations of the Pledgor that this Debenture relies on will remain valid and in force.

29. In the event that the Bank is entitled to demand an immediate prepayment of the Secured Sums under any of the events enumerated in Section 18 hereof the Bank may deposit all or any of the collateral given or which may be given pursuant to this Debenture with a bailee of its own choosing, at its discretion and at the Pledgor's expense, and may substitute such bailee with another from time to time. The Bank may register all or any of such collateral with any competent authority in accordance with any law and/or in any public register.

RIGHT OF ASSIGNMENT

30. The Bank may at any time, at its own discretion and without the Pledgor's consent being required, assign this Debenture and the rights arising hereunder, including the collateral in whole or in part to another bank or to a financial institution ("PERMITTED ASSIGNEE") and any such Permitted Assignee may also reassign such rights to another Permitted Assignee without any further consent being required from the Pledgor. Such assignment may be effected by endorsement on this Debenture or in any other way the Bank or any subsequent assignor deems fit. The Bank and the Permitted Assignee may not assign this Debenture without providing 30 days' advance notice to the Pledgor, unless the Pledgor is given the opportunity to fully repay the Secured Sums before the abovementioned assignment.

NOTICE OF OBJECTION

31. The Pledgor undertakes to notify the Bank in writing of any objection or contention it may have regarding any statement of account, extract thereof, certificate or notice received by it from the Bank including information received through any automatic terminal facility. Where no such objection or contention is received by the Bank within 21 days of the receipt of such statement of account, extract, certificate or notice then the Bank will be entitled to see this as confirmation and correct.

EXPENSES

32. Without derogating from any rights of the Bank pursuant to this Debenture, all the expenses in connection with this Debenture as detailed in the Bank's schedule of charges, as in force from time to time, shall be paid by the Pledgor to the Bank within thirty (30) days from its first written demand (unless paid by the Guarantied Party, wherever this Debenture is made for the security of the Guarantied Party) together with interest which, if not paid within thirty (30) days, shall be at the Maximum Rate.

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     The aforementioned expenses and fees include, among others things (without derogating from the generality of the above), handling fees, stamp and registry duty, expenses of handling and collection (bank lawyer's fees), insurance, protection, holding and repair of the Changed Property.

     All the above expenses together with interest according to Section 15 to this Debenture, shall be secured by this Debenture until the full payment thereof.

33.  Cancelled.

INTERPRETATION

34.  In this Debenture - (a) the singular includes the plural and vice versa;
     (b) the masculine gender includes the feminine gender and vice versa; (c) "Bank" means Bank Hapoalim B.M. and any of its branches existing on the date hereof and/or to be subsequently opened, wherever they may be and its Permitted Assignees, or attorneys-in-fact; (d) "Bills" means promissory notes, bills of exchange, cheques, undertakings, guarantees, sureties, assignments, bills of lading, deposit notes and any other negotiable instruments; (e) "Interest at the Maximum Rate" means interest at the maximum rate prevailing at the Bank at the time and from time to time for excess debit balances and arrears in revolving debitory accounts or in current account, whichever is the higher; (f) "Structural Change" means with respect to the Pledgor, any merger (within the meaning of this term in the Companies Law - 1999; (g) whenever the Bank is entitled to act in a certain way pursuant to this Debenture, it is not required to do so; (h) whenever the Bank is entitled to debit any of the Pledgor's accounts, the Bank may do so whether such account is in credit or overdrawn or will become overdrawn as a result of such debiting; (i) the headings are only indicative and are not to be used in construing this Debenture; (j) the recitals hereto form an integral part hereof.

NOTICES AND WARNINGS

35. Any notice sent by the Bank to the Pledgor or by the Pledgor to the Bank by registered or ordinary mail to the address first above given or to the address of such party's registered office or to such other address as such party shall notify in writing, shall be deemed to be sufficient notice received within 72 hours from the time of despatch of the letter containing the notice. A written statement by the Bank or the Pledgor, as the case may be, shall serve as conclusive evidence regarding the time of despatch of such notice. Any notice given to a party by any other method shall be deemed to have been received by them at the time it is given or made public.

GOVERNING LAW AND PLACE OF JURISDICTION

36. (a) This Debenture shall be construed in accordance with the laws of the State of Israel.

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     (b)  The exclusive place of jurisdiction for the purpose of this Debenture is hereby established as the competent court of law in Israel situated in the city of Tel Aviv-Jaffa.

IN WITNESS WHEREOF THE PLEDGOR HAS SIGNED


---------------------------
THE PLEDGOR

By: _______________ Title: _______________

By: _______________ Title: _______________

--------------------------------------------------------------------------------

I, the undersigned, ________________________, Adv., in my capacity as legal advisor of the Pledgor, hereby confirm that: Messrs. ______________________ and _______________________ have been duly authorised to sign this Debenture in the name and on behalf of the Company and their signature, accompanied by the Company's stamp or typed name - is binding on the Company for all intents and purposes.


-------------                         ---------------------
Date                                  Stamp + Signature

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